

June 29, 2021

Elizabeth Muñoz
Chief Executive Officer
Torrid Holdings Inc.
18501 East San Jose Avenue
City of Industry, California 91748

     Re: Torrid Holdings Inc.
         Amendment No. 1 to Registration Statement on Form S-1
         Filed June 23, 2021
         File No. 333-256871

Dear Ms. Muñoz:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1 filed June 23, 2021

Capitalization, page 51

1.   Please revise to give pro forma effect in your accumulated deficit balance to the vesting of the IPO Awards and Increase in Value of Liability-Classified Incentive Units due to the IPO, as discussed on page 123.

Torrid Parent Inc. Consolidated Financial Statements, page F-10

2.   On page 15, you indicate that prior to the completion of this offering the Reorganization will occur. Once the Reorganization occurs and prior to effectiveness, please revise the historical financial statements of Torrid Parent to reflect the 110,000-for-1 effective split.

You may contact Linda Cvrkel at 202-551-3813 or Rufus Decker at 202-551-3769 with any questions on these comments. Please contact Charlie Guidry at 202-551-3621 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Aslam Rawoof